August 29, 2006

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Perry Hindin, Esq.

Re:	Positron Corporation
Registration Statement on FormS-3
Registration No.333-135161
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule477 promulgated under the Securities Act of 1933, as amended (the “Act”), Positron Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-3 (File Number 333-135161), together with all exhibits thereto (collectively, the “Registration Statement”), which the Registrant filed with the Commission on June 20, 2006. Per the Commission’s correspondence dated August 4, 2006, the Registrant has elected to withdraw the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to the attention of the undersigned and to the attention of Peter Campitiello, Esq. at (212) 751-6943.

If you have any questions regarding this request, please call Peter Campitiello, Esq., at (212) 413-7427.

Very truly yours,

/s/ Patrick Rooney

Patrick Rooney
Chairman

1304 Langham Creek Dr #300, Houston, TX 77084